EXHIBIT 33.4

March 19, 2009

Fred Robustelli
CDF Funding, Inc.
5595 Trillium Boulevard
Hoffman Estates, IL 60192

Re: GE Dealer Floorplan Master Trust

Deutsche Bank Trust Company Americas has delivered a Management Report on Assertion of Compliance with Applicable Servicing Criteria dated as of February 27, 2009 (“Management Report”) for GE Dealer Floorplan Master Trust (the “Transaction”).   Deutsche Bank Trust Company Americas reported material noncompliance with Item 1122 (d) (1) (i) of Regulation AB in the Management Report, however, the servicing criteria set forth in Section 1122 (d) (1) (i) of Regulation AB was not a servicing criteria which Deutsche Bank Trust Company Americas was required to perform for the Transaction; therefore, such noncompliance by Deutsche Bank Trust Company Americas with respect to such servicing criteria does not pertain to the Transaction.

Sincerely,

DEUTSCHE BANK TRUST COMPANY AMERICAS as Trustee

/s/ Louis Bodi
Louis Bodi Vice President